Exhibit 2
ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

HADERA PAPER LTD.

JULY 27, 2010

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

ˆPlease detach along perforated line and mail in the envelope provided.ˆ
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THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS A VOTE "FOR" THE PROPOSAL LISTED BELOW.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

ANNUAL AND SPECIAL GENERAL MEETING
				FOR	AGAINST	ABSTAIN
		1.	Re-election of each of Messrs. Avi Fischer, Zvi Livnat, Amos Mar-Haim, Isaac Manor, Roni Milo, Adi Rozenfeld and Avi Yehezkel to hold office as a member of the Board of Directors of the Company until the close of the next Annual General Meeting.	☐	☐	☐
				FOR	AGAINST	ABSTAIN
		2.	Approval of the officers’ and directors’ liability insurance.	☐	☐	☐
				FOR	AGAINST	ABSTAIN
3.
Approval and ratification of the re-appointment of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, as External Auditors of the Company for 2010 and until the next Annual General Meeting.
				☐	☐	☐
				FOR	AGAINST	ABSTAIN
		4.	Approval of the agreement for the sale of a land plot in Tel Aviv, Israel.	☐	☐	☐
				YES	NO
			Do you have a personal interest in the transactions underlying Proposal 4? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal 4).	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐
be voted for proposal 4.  Should  any  other  matter requiring  a  vote  of  the  shareholders  arise,  the  proxies  named  above  are authorized to vote in accordance with their best judgment in the interest of the Company.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, the proxy will be NOT		PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ADDRESSED ENVELOPE. IF YOU DO NOT SIGN AND RETURN A PROXY OR ATTEND THE MEETINGS AND VOTE, YOUR SHARES CAN NOT BE VOTED.

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
 Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each holder should sign.   When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.

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HADERA PAPER LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

I, the undersigned shareholder of Hadera Paper Ltd. (the “Company”), do hereby nominate, constitute and appoint Lea Katz, Shaul Gliksberg and Ofer Bloch, or any one of them, my true and lawful proxy and attorney(s) with full power of substitution for me and in my name, place and stead, to represent and vote all of the ordinary shares, par value NIS 0.01 per share, of the Company, held in my name on its books as of June 24, 2010, at the Annual and Special General Meeting of Shareholders to be held on July 27, 2010 (or as otherwise adjourned). By my signature, I herby revoke any and all proxies previously given.

(Continued and to be signed on the reverse side)